Publication: South China Morning Post
Page: Classified 3
Date: 3 May 2005
Where Published: Hong Kong


05008134

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited *(the "Company") will be held at The Bamboo and Peacock Rooms, 1st Floor, Mandarin* Oriental, 5 Connaught Road, Central, Hong Kong SAR on Thursday, 9th June, 2005 at 10:30 a.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.

2. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

3. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as Special Resolutions:–

   (a) *THAT Mr. Anthoni Salim be and is hereby re-elected as a non-executive director* and chairman of the board of directors of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 or (2) 8th June, 2008 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.

   (b) THAT Mr. Manuel V. Pangilinan be and is hereby re-elected as managing director and chief executive officer of the Company.

   (c) THAT Mr. Edward A. Tortorici be and is hereby re-elected as an executive director of the Company.

   (d) THAT Mr. Robert C. Nicholson be and is hereby re-elected as an executive director of the Company.

   (e) THAT Prof. Edward K.Y. Chen be and is hereby re-elected as an independent *non-executive director of the Company for a fixed term of not more than three* years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 or (2) 8th June, 2008 or (3) the date on which Prof. Edward K. Y. Chen retires by rotation pursuant to the Code and/or the Bye-laws.

   (f) THAT Mr. Graham L. Pickles be and is hereby re-elected as an independent non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's Annual General Meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Graham L. Pickles retires by rotation pursuant to the Code and/or the Bye-laws.

   (g) THAT Mr. David W.C. Tang be and is hereby re-elected as an independent non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. David W.C. Tang retires by rotation pursuant to the Code and/or the Bye-laws.

   (h) THAT His Excellency Albert F. del Rosario be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which His Excellency Albert F. del Rosario retires by rotation pursuant to the Code and/or the Bye-laws.

   (i) THAT Mr. Sutanto Djuhar be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Sutanto Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

   (j) THAT Mr. Tedy Djuhar be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Tedy Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

   (k) THAT Mr. Ibrahim Risjad be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Ibrahim Risjad retires by rotation pursuant to the Code and/or the Bye-laws.

   (l) THAT Mr. Benny S. Santoso be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Benny S. Santoso retires by rotation *pursuant to the Code and/or the Bye-laws.*

4. To fix the directors' remuneration pursuant to the Company's Bye-laws.

5. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "**THAT** the board of directors of the Company be and is hereby authorised to appoint additional directors as an addition to the board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual *general meeting of the Company and then shall be eligible for re-election at that meeting."*

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) *subject to paragraph (c) below, the exercise by the directors of the Company* during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share *capital of the Company in issue as at the date of this* Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion *to their then holdings of shares* (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. *As special business*, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the *earliest* of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to *be held; and*

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

8. As special business, to consider and, if thought fit, pass with or without modification *the following* as an Ordinary Resolution:

   "**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 7 *shall be added to the aggregate nominal amount of share capital that may be allotted* and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 6."

9. As special business, to consider and, if thought fit, pass with or without modification *the following as a Special Resolution:*

   "**THAT** the Bye-laws of the Company be amended as follows:

   (A) By deleting the words "Special Resolution" where they appear in the first line of Bye-law 117(A) and replacing them with the words "Ordinary Resolution".

   (B) By adding the following new Bye-laws 117A, 117B and 117C after the existing Bye-law 117:

   117A. At each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office. Any Director retiring at a meeting pursuant to this bye-law 117A shall retain office until the close or adjournment of the meeting.

   117B. Any Director who wishes to retire and not to offer himself for re-election shall be included for the purposes of determining the number of the Directors to retire at any annual general meeting pursuant to the preceding bye-law 117A. Any further Directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. *A retiring Director shall be eligible for election.*

   117C. The Company at the annual general meeting at which a Director retires in accordance with these Bye-laws may fill up the vacated office by electing a person thereto, and in default of such election by the Company, the retiring Director shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until his place is filled, unless:–

   (a) it is expressly resolved at such meeting not to fill up such vacated office; or

   (b) *a resolution for the re-election of such Director shall have been put* to the meeting and lost; or

   (c) such Director has given notice in writing to the Company that he is unwilling to be re-elected.

   (C) By deleting the words "delivered or sent by post to the registered address of" where they appear in the sixth line of Bye-law 159(B) and replacing them with the words "sent to".

   (D) By deleting the words "delivered or sent by post to the registered address of" where they appear in the eighth line of Bye-law 159(C) and replacing them with *the words "sent to"."*

10. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

    "**THAT** the new executive stock option plan of Metro Pacific Corporation ("MPC"), the terms of which are contained in the document produced to the meeting marked "A" and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new executive stock option plan of MPC and that the directors of MPC be and are hereby authorized to grant options to subscribe for shares of MPC thereunder, allot and issue shares of MPC pursuant to the exercise of any options which may be granted under the executive stock option plan, and exercise and perform the rights, powers and *obligations of MPC thereunder and do all such* things and take all such actions as the directors of MPC may consider to be necessary or desirable in connection with the foregoing."

11. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2005

Principal Office
24th Floor, Two Exchange Square,
8 Connaught Place, Central,
Hong Kong SAR

Registered Office
Canon's Court, 22 Victoria Street,
Hamilton, HM 12, Bermuda

Explanatory Notes to the Notice of Annual General Meeting (the "Meeting"):

1. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed in the circular containing the notice of the Meeting (the "Notice"). The form of proxy will also be published on the website of The Stock *Exchange of Hong Kong Limited and can also be downloaded from the Company's website:* www.firstpacco.com.hk.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. With respect to agenda item No. 6 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the Meeting.

5. An explanatory statement containing further details regarding agenda item No. 7 in the Notice on the general mandate to repurchase shares is set out in Appendix I of the circular containing the Notice.

6. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Agenda Item No. 9 in the Notice on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan,
Managing Director and CEO
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*